UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 5, 2019

Callon Petroleum Company

(Exact name of registrant as specified in its charter)

Delaware	001-14039	64-0844345
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2000 W. Sam Houston Parkway S., Suite 2000

Houston, Texas 77042

(Address of principal executive offices, including zip code)

(281) 589-5200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	CPE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on July 14, 2019, Callon Petroleum Company, a Delaware corporation (“Callon”), and Carrizo Oil & Gas, Inc., a Texas corporation (“Carrizo”), entered into an Agreement and Plan of Merger (as amended, the “merger agreement”), providing for Callon’s acquisition of Carrizo. The merger agreement provides that, upon the terms and subject to the conditions set forth in therein, Carrizo will merge with and into Callon, with Callon as the surviving corporation (the “merger”). On October 9, 2019, Callon filed with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus for the solicitation of proxies in connection with the special meetings of Callon’s shareholders and Carrizo’s shareholders, each to be held on November 14, 2019, to vote upon, among other things, on matters necessary to complete the Merger (the “Joint Proxy Statement/Prospectus”).

Litigation Related to the Merger

As previously disclosed in the Joint Proxy Statement/Prospectus, following the public announcement of the merger, five purported shareholders of Carrizo filed five individual complaints against Carrizo and the directors of Carrizo, and three purported shareholders of Carrizo filed three putative federal class action complaints on behalf of themselves and all owners of Carrizo common stock (other than defendants and related or affiliated persons) against Carrizo and the directors of Carrizo. Another purported shareholder of Carrizo filed an individual complaint against Carrizo, Callon and the directors of Carrizo, and two purported shareholders of Carrizo filed two putative federal class action complaints on behalf of themselves and all owners of Carrizo common stock (other than defendants and related or affiliated persons) against Carrizo, Callon and the directors of Carrizo. In addition, a purported shareholder of Callon filed a putative class action complaint on behalf of himself and all owners of Callon common stock against the directors of Callon. The twelve complaints (collectively referred to as the “Shareholder Actions”) are captioned as follows: John Andre v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08064-VM (the “Andre Action”), Ertan Barucic v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08185-VM (the “Barucic Action”), James Umland v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08224-VM (the “Umland Action”), Ertan Barucic v. Carrizo Oil & Gas, Inc. et al., Case No. 4:19-cv-03405 (the “Barucic Class Action”), Murray Budd v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08391-VM (the “Budd Action”), Mohammad Siddiqui v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-01726-LPS, Camille Sarrasin v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08633-VM (the “Sarrasin Action”), Carole Sawyer v. Carrizo Oil & Gas, Inc. et al., Case No. 1:19-cv-08677-VM (the “Sawyer Action”), Shiva Stein v. Carrizo Oil & Gas, Inc., Callon Petroleum Company et al., Case No. 1:19-cv-01599-LPS (the “Stein Action”), Eric Sabatini v. Carrizo Oil & Gas, Inc., Callon Petroleum Company et al., Case No. 1:19-cv-01644-CFC (the “Sabatini Action”), Manoj Fernandes v. Carrizo Oil & Gas, Inc., Callon Petroleum Company et al., Case No. 1:19-cv-01658-LPS (the “Fernandes Action”), and Desmond Davis et al. v. L. Richard Flury et al., Case No. 2019-0811 (the “Davis Action”). On September 9, 2019, the Andre Action, the Barucic Action, the Umland Action and the Budd Action were consolidated under the Andre Action, Case No. 1:19-cv-08064-VM. In addition, on September 20, 2019, the Andre Action, the Sarrasin Action and the Sawyer Action were consolidated under the Andre Action, Case No. 1:19-cv-08064-VM (the “Consolidated Action”).

The Barucic Class Action and the Consolidated Action allege that, among other things, the preliminary joint proxy statement/prospectus filed with the SEC on August 20, 2019 omits material information with respect to the merger, rendering it false and misleading and thus that Carrizo and the directors of Carrizo violated Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as Rule 14a-9 under the Exchange Act. The Barucic Class Action, the Siddiqui Action and the Consolidated Action further allege that the directors of Carrizo violated Section 20(a) of the Exchange Act. The Stein Action, the Sabatini Action and the Fernandes Action allege that the preliminary joint proxy statement/prospectus filed with the SEC on August 20, 2019 omits material information with respect to the merger, rendering it false and misleading and thus that Carrizo, Callon and the directors of Carrizo violated Section 14(a) of the Exchange Act as well as Rule 14a-9 under the Exchange Act. The Stein Action, the Sabatini Action and the Fernandes Action further allege that the directors of Carrizo and Callon violated Section 20(a) of the Exchange Act. The Davis Action alleges that the directors of Callon failed to fulfill their fiduciary duties in connection with the merger by failing to disclose all material information. The complaints seek injunctive relief enjoining the merger, damages and costs, among other remedies. It is possible that additional, similar complaints may be filed or the complaints described above are amended. If this occurs, Callon and Carrizo do not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although neither Callon nor Carrizo can predict the outcome of or estimate the possible loss or range of loss from these matters, Callon and Carrizo believe that these complaints are without merit and intend to vigorously defend them.

Callon and Carrizo believe that no supplemental disclosures are required under applicable laws; however, to avoid the risk of the Shareholder Actions delaying the merger and to minimize the expense of defending the Shareholder Actions, and without admitting any liability or wrongdoing, Callon and Carrizo are voluntarily making certain disclosures below that supplement those contained in the Joint Proxy Statement/Prospectus. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Callon and Carrizo specifically deny all allegations in the foregoing complaints, including that any additional disclosure was or is required.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

Callon and Carrizo are supplementing the Joint Proxy Statement/Prospectus with certain additional information set forth below. These disclosures should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety. All page references are to pages in the Joint Proxy Statement/Prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the Joint Proxy Statement/Prospectus. New text is underlined, and deleted text is stricken through.

The section of the Joint Proxy Statement/Prospectus titled “The Merger—Background of the Merger” is amended by:

Replacing the third full paragraph on page 74 with the following:

On March 28, 2019, the Carrizo board met, together with members of Carrizo management and representatives of each of RBCCM and Baker Botts. Representatives of RBCCM discussed (i) the process of exploring potential business combinations, (ii) recommendations for additional potential transaction counterparties, (iii) the eight publicly traded oil and gas companies that representatives of RBCCM and Carrizo management recommended for further potential engagement as a transaction counterparty, which included the four companies contacted by representatives of RBCCM following the March 22, 2019 meeting between representatives of RBCCM and Carrizo discussed above, and (iv) the proposal received from Company B on March 7, 2019. The Carrizo board determined not to accept Company B’s proposal or negotiate exclusively with it in light of the expected process with other potential counterparties. Mr. Johnson also reviewed with the Carrizo board the developments regarding Company F’s interest in a cash acquisition of Carrizo. The Carrizo board discussed the possibility of a cash sale to a private company such as Company F or a private equity buyer versus a stock-for-stock transaction. The Carrizo board discussed the advantages of a stock transaction and the disadvantages of causing Carrizo shareholders to be cashed out of their investment without the possibility of participating in future upside of a combined company or in future industry consolidations. The Carrizo board noted that these disadvantages were enhanced by both Carrizo’s relatively low stock price from a historical perspective and the uncertainty in the oil and gas industry. The Carrizo board also discussed the relative merits of continuing as a standalone company versus seeking a strategic business combination transaction. A representative of Baker Botts discussed the directors’ fiduciary duties in connection with Carrizo’s process of exploring potential strategic transactions.

Replacing the sixth full paragraph on page 75 with the following:

On April 30, 2019, representatives of RBCCM and Lazard provided a process letter to ~~Callon and other~~ participants in Carrizo’s sales process, including Callon. The process letter requested that ~~Callon~~ the participants return a proposal by May 31, 2019 specifying, among other things, a description of ~~Callon’s~~ such participant’s assets and operations, ~~Callon’s~~ such participant’s proposed transaction structure and valuation, key assumptions, sources of funding, timing and plans with respect to employees, company operations and governance. The process letter also required a mark-up of the draft merger agreement prepared by Baker Botts.

Replacing the second to last full paragraph on page 77 with the following:

On May 31, 2019, representatives of Callon submitted the non-binding proposal discussed above to the Carrizo board. The proposal also stated that Callon expected Carrizo directors to execute agreements pursuant to which they would agree to vote in favor of the merger.

Replacing the fourth full paragraph on page 78 with the following:

On June 3, 2019, the Carrizo board met, together with members of Carrizo management and representatives of each of RBCCM, Lazard, and Baker Botts, to provide an update on Carrizo’s process of exploring strategic combinations, including the recent developments with Company H. The financial advisors noted that, since Carrizo had begun active diligence efforts with Company B in late 2018, there had been ten potentially interested publicly traded oil and gas companies (including Company B and excluding Company F and the two private equity firms) with which Carrizo or its financial advisors had been in contact, six of which had executed non-disclosure agreements and three of which had provided non-binding proposals, although one such proposal had later been withdrawn. The proposals from Callon and Company E were the only active proposals that had been received by the May 31, 2019 deadline established by Carrizo’s financial advisors. Carrizo’s financial advisors focused on the proposals received from Callon and Company E and representatives of each of RBCCM and Lazard provided a preliminary financial analysis based on publicly available information and preliminary perspectives on the two proposals. Representatives of each of RBCCM and Lazard noted that Callon’s proposal provided a higher implied value than that of Company E. For informational purposes, representatives of each of RBCCM and Lazard explained that Company B’s proposal, although withdrawn, would have had a still lower implied value at May 31, 2019 and was also at a discount to Carrizo’s market price at May 31, 2019. Representatives of RBCCM also discussed with the Carrizo board information regarding Company H. The Carrizo board discussed whether Carrizo should engage in any strategic transaction and noted that significant benefits of a business combination would be attributable to the cost savings and other synergies resulting from such transaction. The Carrizo board directed management to obtain additional information to further quantify the cost savings and other synergies expected by Callon and Company E. Also, representatives of Lazard explained that further information was necessary with respect to Company E to allow it to analyze Company E so as to better advise on the relative merits of the two proposals. Additionally, the Carrizo board asked management and the financial advisors to determine if Company H would make an acceptable proposal. Mr. Morton discussed with the Carrizo board the mark-ups of the form merger agreement received from Callon and Company E.

Replacing the fourth full paragraph on page 82 with the following:

On July 2, 2019, Mr. Gatto advised Mr. Johnson that Callon would be interested in pursuing an all-stock transaction at an exchange ratio of 1.995 shares of Callon common stock for each outstanding share of Carrizo common stock. Further, Mr. Gatto indicated that the Callon board would be expanded to include two current Carrizo directors and provide a one-year role for Mr. Johnson to serve as a special advisor. Based on information provided by Carrizo regarding its outstanding shares, an exchange ratio of 1.995 would result in approximately 45.5% of the issued and outstanding Callon common stock following the closing of the proposed transaction being held by holders of Carrizo common stock immediately prior to the merger. Mr. Johnson indicated that he would discuss that proposal with the Carrizo board and respond to Mr. Gatto in due course. Prior to the Carrizo board meeting held on July 2, 2019 discussed below, the Carrizo board was informed of Callon’s offer of a special advisor role for Mr. Johnson. Also on July 2, 2019, representatives of Callon and Carrizo met in person in Houston, Texas, to continue due diligence on financial matters related to the potential transaction.

The section of the Joint Proxy Statement/Prospectus titled “The Merger—Opinion of Callon’s Financial Advisor” is amended by:

Replacing the third full paragraph on page 110 with the following:

J.P. Morgan calculated the estimated present value of Callon’s oil and gas resources based on certain oil and gas reserve information regarding proved and unproved oil and gas reserves of Callon, prepared by the management of Callon, as of March 31, 2019, and assuming (i) NYMEX strip pricing through 2023, with prices held flat thereafter (which is referred to in this section as “Strip Pricing”) and (ii) Wall Street consensus pricing through 2021, with prices held flat thereafter (which is referred to in this section as “Consensus Pricing”), which pricing assumptions were provided and approved by Callon’s management. Callon’s projected asset-level cash flows were discounted to present values using a range of discount rates from 10.00% to 12.00%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Callon, derived using the capital asset pricing model and J.P. Morgan’s professional judgment and experience, and then were adjusted for Callon’s hedges, other corporate and operating expenses, projected general and administrative expenses, projected cash taxes adjusted for utilization of Callon’s net operating losses, asset retirement obligations, current operating working capital, and net debt as of March 31, 2019 (after giving effect to proceeds from the Southern Midland Ranger divestiture that was completed on June 12, 2019 and the redemption of outstanding Callon preferred stock that was completed on July 18, 2019 per Callon management), in each case, as provided by, and used by J.P. Morgan at the direction of, Callon management, to indicate a range of implied net asset values on a per share basis for Callon, which were divided by the number of fully diluted shares outstanding at Callon to arrive at the following range of implied net asset values per share of Callon common stock, based on Strip Pricing and Consensus Pricing. Resulting per share values were in all cases rounded to the nearest $0.25 per share.

Replacing the last paragraph beginning on page 110 and ending on page 111 with the following:

J.P. Morgan also calculated the estimated present value of Carrizo’s oil and gas resources based on certain oil and gas reserve information regarding proved and unproved oil and gas reserves of Carrizo, prepared by the management of Callon as of March 31, 2019, and assuming (i) Strip Pricing and (ii) Consensus Pricing, which pricing assumptions were provided and approved by Callon’s management. Carrizo’s projected asset-level cash flows were discounted to present values using a range of discount rates from 10.00% to 12.00%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Carrizo, derived using the capital asset pricing model and J.P. Morgan’s professional judgment and experience, and then were adjusted for Carrizo’s hedges, minimum volume commitments and other liabilities, projected general and administrative expenses, projected cash taxes adjusted for utilization of Carrizo’s net operating losses, asset retirement obligations, current operating working capital, and net debt as of March 31, 2019 (after giving effect to proceeds from the Southern Midland Ranger divestiture that was completed on June 12, 2019 and the redemption of outstanding Callon preferred stock that was completed on July 18, 2019 per Callon management), in each case, as provided by, and used by J.P. Morgan at the direction of, Callon management, to indicate a range of implied net asset values per share of Carrizo common stock, based on Strip Pricing and Consensus Pricing. Resulting per share values were in all cases rounded to the nearest $0.25 per share.

Replacing the last paragraph beginning on page 112 and ending on page 113 with the following:

For services rendered in connection with the merger, Callon has agreed to pay J.P. Morgan a fee of $15.0 million, $3.0 million of which became payable to J.P. Morgan upon delivery of its opinion, and the remainder of which will become payable only if the merger is consummated. J.P. Morgan may also receive a fee from Callon in the event that Callon or any of its affiliates is paid a break-up, termination, or similar fee in connection with the termination, abandonment, or failure to occur of the merger in an amount equal to the lesser of (i) 15% of such fee (less the $3.0 million fee that became payable upon the delivery of J.P. Morgan’s opinion) and (ii) $7.5 million. In addition, Callon has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Callon for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead arranger and bookrunner on amendments of Callon’s credit facility in April 2018, September 2018, and March 2019, joint lead bookrunner on Callon’s offering of debt securities in June 2018, and joint lead bookrunner on Callon’s offering of equity securities in May 2018. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Callon, for which it receives customary compensation or other financial benefits. On July 14, 2019, an affiliate of J.P. Morgan separately entered into agreements with Callon pursuant to which such affiliate will arrange for and provide financing to Callon in connection with the proposed merger (as further described in “—Treatment of Indebtedness”). J.P. Morgan estimates its affiliate will receive aggregate fees of up to approximately $11 million pursuant to the financing agreements related to the proposed merger. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Carrizo. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Callon and Carrizo. During the two year period ended July 14, 2019, preceding delivery of its opinion, the aggregate fees received by J.P. Morgan from Callon were approximately $5.5 million and from Carrizo were approximately $100,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans, or other obligations) of Callon or Carrizo for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

The section of the Joint Proxy Statement/Prospectus titled “The Merger—Opinions of Carrizo’s Financial Advisors” is amended by:

Replacing the last paragraph beginning on page 116 and ending on page 117 with the following:

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing prices of Carrizo common stock, Callon common stock, and the selected U.S. companies in the acquisition, exploration, development, and production of oil and natural gas business (“E&P”) as of July 12, 2019, (ii) historical, financial, and operating data for the selected companies based on publicly available information for each company as of July 12, 2019, (iii) the Enterprise Values for (a) Carrizo based on net debt as of March 31, 2019 of approximately $1.9 billion and (b) Callon based on net debt as of March 31, 2019 of approximately $1.1 billion, and (iv) per share amounts for (a) Carrizo based on diluted shares outstanding as of July 11, 2019 using the treasury stock method of approximately 96.2 million, and (b) Callon based on diluted shares outstanding as of July 11, 2019 using the treasury stock method of approximately 231.3 million. The calculations of Reserve Information (a) for Carrizo were as estimated as of March 31, 2019 by the management of Carrizo, and (b) for Callon were estimated as of March 31, 2019 by the management of Callon, as adjusted by the management of Carrizo. Calculations of Reserve Information and other oil and gas reserve criteria were based on management estimates; none of which were based on SEC reserve criteria. All market based commodity price assumptions were based on pricing data as of July 11, 2019. Unless the context indicates otherwise, estimates of EBITDA (or Adjusted EBITDA, as the case may be) for each of calendar years 2019 (“2019E”) and 2020 (“2020E”) for (i) the selected companies were based on mean consensus Wall Street analyst estimates (such mean consensus estimates, “Wall Street research”) available as of July 12, 2019, (ii) Carrizo were based on estimates provided by the management of Carrizo, and (iii) Callon were based on estimates provided by the management of Callon, as adjusted by the management of Carrizo.

Replacing the first full paragraph on page 118 with the following:

Net Asset Value ~~Analyses~~ Analysis. RBCCM performed a NAV analysis of Carrizo by calculating the estimated net present value of its estimated oil and gas resources in all risked reserve and undeveloped resources categories, including each of the Proved Developed Producing and Proved Developed Non-Producing reserve categories, as well as Undeveloped Resources, based on the Carrizo Reserve Information. RBCCM performed this analysis using a reserve adjustment factor (“RAF”) approach, as provided by management of Carrizo, as well as using pricing assumptions based on (a) Strip Pricing as of July 11, 2019, as well as (b) additional pricing assumptions provided by management of Carrizo consisting of (i) $45 Flat Pricing and (ii) $60 Flat Pricing. Management of Carrizo applied discount ranges to the Carrizo Reserve Information of (a) 100% for Proved Developed Producing Reserves, (b) 95% for Proved Developed Non-Producing Reserves, and (c) 90% for Undeveloped Resources, as well as discounts to reflect estimated well production downtimes (which discounts ranged from approximately 3% to approximately 6%). RBCCM selected discount rates of 9.5% to 11.5%, which reflected RBCCM’s estimate of Carrizo’s weighted average cost of capital (“WACC”), as more fully described below under “Carrizo Financial Analyses-Discounted Cash Flow Analysis”, and applied such range of discount rates to the projected cash flows from the estimated oil and gas reserves and undeveloped resources to arrive at reserve value reference ranges.

Replacing the third full paragraph on page 118 with the following:

Discounted Cash Flow Analysis. RBCCM performed a discounted cash flow analysis of Carrizo by calculating the estimated net present value of the after-tax free cash flows of Carrizo as of March 31, 2019, based on the Standalone Carrizo Projections (which included the Tax Attributes of Carrizo), and using Strip Pricing.

Replacing the last paragraph beginning on page 119 and ending on page 120 with the following:

Net Asset Value ~~Analyses~~ Analysis. RBCCM performed a NAV analysis of Callon by calculating the estimated net present value of its estimated oil and gas resources in all risked reserve and undeveloped resources categories, including each of the Proved Developed Producing and Proved Developed Non-Producing reserve categories, as well as Undeveloped Resources, based on the Callon Reserve Information. RBCCM performed this analysis using the RAF approach, as provided by management of Carrizo, as well as using pricing assumptions based on (a) Strip Pricing as well as (b) additional pricing assumptions provided by management of Carrizo consisting of (i) $45 Flat Pricing and (ii) $60 Flat Pricing. Management of Carrizo applied discount ranges to the Callon Reserve Information of (a) 100% for Proved Developed Producing Reserves, (b) 95% for Proved Developed Non-Producing Reserves, and (c) 90% for Undeveloped Resources, as well as discounts to reflect estimated well production downtimes (which discounts ranged from 0% to approximately 4%). RBCCM selected discount rates of 9.0% to 11.0%, which reflected RBCCM’s estimate of Callon’s WACC, as more fully described below under “Callon Financial Analyses - Discounted Cash Flow Analysis”, and applied such range of discount rates to the projected cash flows from the estimated oil and gas reserves and undeveloped resources to arrive at reserve value reference ranges.

Replacing the second full paragraph on page 120 with the following:

Discounted Cash Flow Analysis. RBCCM performed a discounted cash flow analysis of Callon by calculating the estimated net present value of the after-tax free cash flows of Callon as of March 31, 2019, based on the Standalone Callon Projections (which included the Tax Attributes of Callon), and using Strip Pricing.

Replacing the last paragraph beginning on page 122 and ending on page 123 with the following:

Analysts’ Price Targets for Carrizo. RBCCM reviewed one-year forward stock price targets for Carrizo common stock in 18 recently published, publicly available, Wall Street research analysts’ reports (other than RBCCM), which indicated the following undiscounted low and high per share stock price targets for Carrizo common stock as compared to the closing price of Carrizo common stock on July 12, 2019 and the implied per share merger consideration:

Replacing the first full paragraph on page 123 with the following:

Analysts’ Price Targets for Callon. RBCCM reviewed one-year forward stock price targets for Callon common stock in 17 recently published, publicly available, Wall Street research analysts’ reports (other than RBCCM), which indicated the following undiscounted low and high per share stock price targets for Callon common stock as compared to the closing price of Callon common stock on July 12, 2019:

Replacing the second full paragraph on page 123 with the following:

Selected Precedent Transactions Analysis. RBCCM reviewed certain implied transaction multiples for 17 oil and gas transactions involving target publicly traded U.S. E&P companies in the lower 48 states with operations beyond the Permian Basin or Eagle Ford since 2009, with implied Enterprise Values (based on the purchase price paid for the target company’s common equity calculated at the time of announcement of the applicable transaction) between $1 billion and $10 billion.

Replacing the first full paragraph on page 124 with the following:

RBCCM, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM and/or certain of its affiliates may act as a market maker and broker in the publicly traded securities of Carrizo, Callon, and/or other entities involved in the merger, or their respective affiliates, and receive customary compensation in connection therewith, and may also actively trade securities of Carrizo, Callon, and/or other entities involved in the merger, or their respective affiliates, for its or its affiliates’ own account or for the account of customers and, accordingly, RBCCM and its affiliates may hold a long or short position in such securities. RBCCM and certain of its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking, and financial advisory services to Carrizo, Callon, and certain of their respective affiliates unrelated to the merger, for which services RBCCM and its affiliates have received and expect to receive customary compensation, including, since the beginning of RBCCM’s 2017 fiscal year (November 1, 2016), having acted or acting as (a) with respect to Carrizo, as (i) a lender under certain credit facilities with aggregate commitments as of July 12, 2019 of approximately $68.25 million, (ii) financial advisor to Carrizo in connection with the sale of certain assets in the DJ Basin in November 2017, (iii) co-manager in connection with follow-on offerings of Carrizo common stock in June 2017 and August 2018, and (iv) joint bookrunner in connection with a senior unsecured Carrizo notes offering in June 2017, having received an aggregate compensation of approximately $3.2 million relating to such services, and (b) with respect to Callon, as (i) a lender under certain credit facilities of Callon with aggregate commitments as of July 12, 2019 of approximately $55.25 million, (ii) co-manager in connection with follow-on offerings of Callon common stock in December 2016 and May 2018, and (iii) joint bookrunner in connection with senior Callon notes offerings in May 2017 and May 2018, having received an aggregate compensation of approximately $2.0 million relating to such services. In addition, in August 2019, subsequent to the date of the merger agreement, RBCCM and/or certain of its affiliates were asked by Callon to participate in the pro forma combined company’s new credit facility, a portion of which is expected to be drawn at the effective time of the merger to fund certain transaction related expenses. Such participation is anticipated to be an $80 million commitment in aggregate~~, an amount less than the current aggregate commitment in the credit facilities of each of Carrizo and Callon~~. It is currently anticipated that RBCCM and/or its affiliates will receive an additional rollover commitment fee of approximately $80,000 in connection with participation in the new credit facility~~, in addition to in compensation to be payable related to the amount of the new credit facility to be drawn at closing to fund such transaction related expenses~~.

Replacing the third full paragraph on page 128 with the following:

Callon. Lazard calculated the estimated net present value of the unlevered free cash flows that Callon was projected to generate for fiscal year 2019 through fiscal year 2023 (after giving effect to the Southern Midland Ranger divestiture that was completed on June 12, 2019 and the Callon preferred stock redemption that was completed on July 18, 2019) under each of the commodity pricing scenarios. The net present value of the unlevered free cash flows of Callon was determined using WACC discount rates ranging from 7.6% to 12.2%, which rates were based, among other things, on an analysis of the weighted average cost of capital of Callon and the Callon selected companies (as defined below). Lazard calculated the equity NAV of Callon as the net present value of pre-tax cash flows generated by Callon’s risked reserves and undeveloped resources, less the present value of the unlevered free cash flows less the present value of non-drilling and completion capital expenditures and corporate adjustments (including federal and state taxes, general and administrative expenses, changes in net working capital, hedging expenses, and certain balance sheet items), in each case as estimated by Carrizo management. This analysis indicated a range of implied equity values per share of Callon common stock of $1.22 to $4.78 under the $45 flat pricing scenario, $4.32 to $9.23 under the strip pricing scenario, and $6.37 to $12.49 under the $60 flat pricing scenario. The implied equity values per share of Callon common stock were compared to the closing trading price of Callon common stock of $6.40 per share as of July 12, 2019.

Replacing the first full paragraph on page 131 with the following:

In order to estimate the value of operational synergies, Lazard performed an NAV analysis to estimate the present value, as of April 30, 2019, of annual run rate potential synergies of $120 million to $190 million for 2019 through 2029, including the incurrence of $25 million of severance costs, $50 million of transaction fees in connection with the merger, and the present value impact of approximately $59 million in costs attributable to the effects of the restricted usage of Carrizo’s net operating losses imposed by Section 382 of the Code, in each case as provided by Carrizo management. The synergy cash flows were discounted to present value using a WACC discount rate of 10.5% (which represents the midpoint of Callon’s WACC based on the median of the peer set). Based on the foregoing, Lazard estimated the present value of the annual value midpoint for the operational synergies at approximately $773 million.

— END OF SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS —

No Offer or Solicitation

Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc.

Additional Information and Where to Find It

In connection with the proposed transaction, Callon has filed, and the SEC has declared effective, a registration statement on Form S-4 (the “Registration Statement”), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

Participants in the Proxy Solicitation

Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication concerning the proposed transaction, including any statements regarding the outcomes, results, effects, merits and other matters regarding the Shareholder Actions or other disputes, claims and derivative activities, the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,”

“should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, risk of litigation, including the results, uncertainties and costs of litigation, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, the quarter ended June 30, 2019, and the quarter ended September 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, the quarter ended June 30, 2019, and the quarter ended September 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Callon Petroleum Company (Registrant)

November 5, 2019	/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President and Chief Executive Officer